Exhibit 99.1

Media Release

Planegg/Munich, Germany, August 5, 2020

MorphoSys Reports Second Quarter and First Half

2020 Results

Conference call and webcast (in English) to be held on August 6, 2020 at 2:00pm CEST (1:00pm BST/8:00am EDT)

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) reports results for the second quarter and first half of 2020.

Financial Results for the First Half of 2020

•	Group revenue increased to €269.7 million (H1 2019: €48.2 million), mainly driven by the upfront payment from the Incyte collaboration in Q1 2020

•	EBIT thus reached €163.5 million (H1 2019: €-29.3 million)

•	Liquidity position of €1.06 billion at end of Q2 2020 (December 31, 2019: €357.4 million)

•	Financial guidance for 2020 (excluding Monjuvi® contribution) confirmed: Group revenues of €280 to €290 million, R&D expenses of €130 to €140 million, EBIT of €-15 to €5 million

Highlights Second Quarter 2020 and beyond

•	Proprietary Development

•	Monjuvi® (Tafasitamab-cxix)

•

FDA approves Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant

•

Validation of European Marketing Authorization Application (MAA), seeking approval of tafasitamab in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with r/r DLBCL

•	Long-term follow-up results from ongoing L-MIND study in r/r DLBCL confirm previously reported results

•	First-MIND study in newly diagnosed DLBCL patients is on track, as are plans to start a pivotal study in this patient population in early 2021

•	Presentation of tafasitamab data at virtual annual meetings of American Society of Clinical Oncology (ASCO) and European Hematology Association (EHA)

•	Felzartamab (MOR202)

•	I-Mab: First phase 3 patient in mainland China treated in relapsed or refractory multiple myeloma

•

MorphoSys: Recruitment of patients for the M-PLACE study with felzartamab in membranous nephropathy, which has been temporarily paused due to the COVID-19 pandemic, has been resumed. The first patient was dosed on July 27, 2020

•	Otilimab (MOR103/GSK3196165)

•	GSK started a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID-19-associated disease

•	Partnered Discovery

•	Janssen: FDA approval of Tremfya® (guselkumab) as a treatment for adult patients living with active psoriatic arthritis (PsA)

•	15th antibody from Novartis collaboration entered clinical development

•

Roland Wandeler, Ph.D., appointed to MorphoSys’ Management Board, effective May 5, 2020, in his function as today’s Chief Operating Officer leading global commercial operations and overseeing the Company’s U.S. operations

•	Re-election of Wendy Johnson, Dr. George Golumbeski and Michael Brosnan to MorphoSys’ Supervisory Board by the Company’s Annual General Meeting on May 27, 2020

Update on the Impact of the Global COVID-19 Pandemic:

•

MorphoSys recognizes the impact of the global COVID-19 pandemic on healthcare systems and society worldwide, as well as the resulting potential impact on preclinical and clinical programs, especially clinical trials. In addition to the steps already communicated to mitigate the impact of the pandemic on MorphoSys’ employees, patients and the broader community, further measures may need to be implemented in the future. MorphoSys will take various factors into consideration, including potential adaptation of clinical trials due to restrictions on visits to healthcare facilities, increased demands on healthcare services and changes in the availability of study personnel. MorphoSys continuously monitors the situation and takes appropriate decisions on a case-by-case basis to ensure the safety of patients, study personnel and other stakeholders as well as to safeguard data integrity.

•

MorphoSys and Incyte are prepared for the successful commercial launch of Monjuvi® (tafasitamab-cxix), following its FDA approval on July 31, 2020. Despite the uncertainty caused by the COVID-19 pandemic in the United States, the commercial and medical teams of both companies are well-prepared for the launch of Monjuvi®, using a combination of virtual engagement tools.

•	Patient enrollment for all ongoing tafasitamab studies continues as planned. However, a delay cannot be excluded due to the factors mentioned above.

•	Recruitment of patients for the M-PLACE study with felzartamab, which had been temporarily paused due to the COVID-19 pandemic, has been resumed.

“We are all very proud that Monjuvi® received FDA approval as a combination therapy with lenalidomide,” commented Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “This accelerated approval is an important milestone, not only for MorphoSys, but also for patients battling relapsed or refractory diffuse large B-cell lymphoma, as Monjuvi® is the first FDA-approved second-line therapy for adult patients with DLBCL. The approval not only marks an important transformational step for MorphoSys into an integrated biopharmaceutical company but also provides a significant value creation opportunity for all our stakeholders.”

“We are very excited with the accelerated approval of Monjuvi® by the FDA,” added Jens Holstein, Chief Financial Officer of MorphoSys. “MorphoSys is well prepared for its next step as an integrated biopharmaceutical company given our strong financial position. We, together with our partner Incyte, will drive forward the launch of Monjuvi® in the United States.”

Financial Review for Q2 2020 (IFRS)

Group revenues for the second quarter of 2020 amounted to €18.4 million (Q2 2019: €34.7 million). The revenues include success-based payments of €12.8 million, primarily from Janssen (Q2 2019 success-based payments: €32.4 million, including a milestone payment from GSK of €22.0 million).

In the Proprietary Development segment, MorphoSys researches and develops its own drug candidates for cancer and inflammation. In Q2 2020, this segment recorded revenues of €5.0 million (Q2 2019: €25.9 million). The decline primarily reflects the €22.0 million milestone payment from GSK which was booked in the same time period of last year.

In the Partnered Discovery segment, MorphoSys applies its proprietary technology to discover new drug candidates for pharmaceutical companies and thus participates in its partners’ development advancements through research and development (R&D) funding, licensing fees, success-based milestone payments and royalties. Revenues in the Partnered Discovery segment climbed to €13.4 million in Q2 2020 from €8.7 million in Q2 2019.

Total operating expenses increased to €-66.8 million from €-40.3 million in the same time period last year, due to the expenditure in relation to the preparations for the anticipated Monjuvi® U.S. commercialization as well as the further expansion of MorphoSys US Inc. Cost of sales amounted to €+7.2 million versus €-4.9 million in the same quarter of 2019, while R&D expenses rose to €-30.9 million as compared to €-24.7 million in Q2 2019. Selling expenses in Q2 2020 increased to €-29.3 million (Q2 2019: €-3.2 million) and general and administrative expenses to €-13.8 million (Q2 2019: €-7.5 million). The increase of the two latter was primarily driven by higher personnel expenses and expenses for external services in association with the preparation for the Monjuvi® launch. Selling expenses also comprised expenses for services rendered by Incyte in connection with the joint US activities.

Earnings before interest and taxes (EBIT) for the Group amounted to €-50.1 million in Q2 2020 versus €-5.7 million in Q2 of the previous year. The Proprietary Development segment reported an EBIT of €-51.3 million (Q2 2019: €-7.0 million), while Partnered Discovery segment delivered an EBIT of €11.1 million (Q2 2019: €6.3 million). The consolidated net loss was €-53.1 million (Q2 2019: €-5.9 million). Basic earnings per share were €-1.62 compared to €-0.19 in Q2 2019.

On June 30, 2020, the Group’s liquidity position amounted to €1,061.8 million. This liquidity position is reported on the balance sheet under the items “cash and cash equivalents”, “financial assets at fair value through profit or loss”, and current and non-current “other financial assets at amortized cost”.

The number of shares issued totaled 32,890,046 at the end of Q2 2020 (year-end 2019: 31,957,958).

Results for the First Half 2020 (IFRS)

During the first half of 2020, Group revenues soared to €269.7 million from €48.2 million in the first half of last year. The increase was primarily driven by the collaboration and licensing agreement with Incyte in the first quarter of this year to further develop and commercialize tafasitamab globally. Research and development expenses amounted to €-52.4 million versus €-49.3 million in the same time period last year. The EBIT rose to €163.5 million, compared to €-29.3 million in H1 2019.

Financial Guidance and Operational Outlook for 2020

For the financial year 2020, MorphoSys confirmed its financial guidance. Management continues to expect Group revenues in the range of €280 to €290 million, R&D expenses of €130 to €140 million and EBIT of €-15 to €5 million. This guidance is based on constant currency exchange rates and does not include any contributions from Monjuvi® revenues and any effects from potential in-licensing or co-development deals for new development candidates. The operational and financial guidance might potentially be impacted by the ongoing global COVID-19 crisis on MorphoSys’ business operations including but not limited to the Company’s supply chain, clinical trial conduct, as well as timelines for regulatory and commercial execution. While MorphoSys is maintaining its previously communicated guidance on its clinical trials, these could potentially be affected in terms of patient enrollment and data collection timelines, among other factors.

Ongoing Trials and Other Highlights

•	Proprietary Development

•	Monjuvi® (Tafasitamab-cxix)

•

Launch of Monjuvi® (tafasitamab-cxix) using a combination of virtual engagement tools to address customer needs and to grow connectivity with customers, following Monjuvi®´s FDA approval on July 31, 2020. Monjuvi® is expected to be available commercially shortly

•	Continue phase 1b study First-MIND in previously untreated DLBCL

•	Continue pivotal phase 3 trial evaluating tafasitamab plus bendamustine in r/r DLBCL in comparison to rituximab and bendamustine (B-MIND trial)

•	Continue phase 2 COSMOS trial of tafasitamab with idelalisib and venetoclax in CLL/SLL

•	Expansion of tafasitamab´s clinical development beyond DLBCL under the collaboration and licensing agreement with Incyte

•	Felzartamab (MOR202)

•	I-Mab: Continue pivotal development program with felzartamab in multiple myeloma in the Chinese region

•

MorphoSys: Continue clinical development of felzartamab in membranous nephropathy; recruitment of patients in the M-PLACE study was resumed after having been temporarily paused due to COVID-19. The first patient was dosed on July 27, 2020

•	Otilimab (MOR103/GSK3196165)

•	GSK to continue clinical phase 3 development program with otilimab in rheumatoid arthritis

•	Partnered Discovery

•	Tremfya® (Guselkumab)

•

Janssen is currently conducting a series of clinical studies with Tremfya® (guselkumab) in various indications, some of which could generate data during 2020. In 2019, Janssen submitted marketing authorization applications to the U.S. FDA and EMA for Tremfya® for the treatment of psoriatic arthritis. On July 14, 2020, Janssen reported the approval of Tremfya® as a treatment for adult patients with active psoriatic arthritis by the U.S. FDA. A decision on the EMA application could potentially also be made in 2020.

•	Other partnered programs

•

Publication of clinical data and achievement of regulatory milestones from other partnered programs may occur during 2020. Whether, when and to what extent news will be published following the primary completion of trials in the Partnered Discovery segment is at the full discretion of MorphoSys’ partners.

MorphoSys will continue to support its proprietary development activities by evaluating potential in-licensing, co-development, acquisition opportunities or the potential initiation of new proprietary development programs with the goal of maintaining and expanding the Company’s position in its current therapeutic and technological fields of activities.

MorphoSys continues its expansion of strategic presence of MorphoSys US Inc.

MorphoSys Group Key Figures (IFRS, June 30, 2020)

in EUR million	Q2 2020	Q2 2019	Δ		H1 2020	H1 2019	Δ
Revenues	18.4	34.7	(47%	)	269.7	48.2	>100%
Total operating expenses	(66.8)	(40.3)	(66%	)	(114.5)	(77.5)	(48%	)
Cost of sales	7.2	(4.9)	>100%		4.0	(9.9)	>100%
R&D expenses	(30.9)	(24.7)	(25%	)	(52.4)	(49.3)	(6%	)
Selling expenses	(29.3)	(3.2)	>(100%	)	(42.1)	(4.9)	>(100%	)
G&A expenses	(13.8)	(7.5)	(84%	)	(23.9)	(13.4)	(78%	)
Other income/expense	(1.7)	(0.1)	>(100%	)	8.3	0.0	>100%
EBIT	(50.1)	(5.7)	>(100%	)	163.5	(29.3)	>100%
Net profit/loss	(53.1)	(5.9)	>(100%	)	179.8	(28.5)	>100%
Earnings per Share, basic (in EUR)	(1.62)	(0.19)	>(100%	)	5.56	(0.90)	>100%
Cash position (end of period)	1,061.8	409.2	>100%		1,061.8	409.2	>100%
Equity ratio (end of period) (in %)	46.1	83.2	(37.1 PP*	)	46.1	83.2	(37.1 PP*	)
No. of R&D programs (end of period)	115	119	(3%	)	115	119	(3%	)
No. of clinical programs (end of period)**	27	29	(7%	)	27	29	(7%	)
No. of proprietary clinical programs (end of period)***	3	5	(40%	)	3	5	(40%	)

*	Percentage point
**	Tremfya® is still considered as a clinical program due to ongoing studies in various indications.
***	Including otilimab (MOR103/GSK3196165), which is fully out-licensed to GSK.

MorphoSys will hold its conference call and webcast tomorrow, August 6, 2020, to present the second quarter and first half financial results 2020 and the further outlook for 2020.

Dial-in number for the analyst conference call (in English) at 2:00pm CEST; 1:00pm BST; 8:00am EDT:

Germany:	+49 69 201 744 220
For UK residents:	+44 203 009 2470
For US residents:	+1 877 423 0830
(all numbers reachable from any geography)

Participant PIN:	43014391#

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at www.morphosys.com.

Approximately two hours after the call, a slide-synchronized audio replay of the conference and a transcript of the prepared remarks will be available on www.morphosys.com.

The half-year report 2020 (IFRS) is available online:

www.morphosys.com/FinancialReports

About Monjuvi® (tafasitamab-cxix)

Monjuvi is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP).

Monjuvi is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT).

In January 2020, MorphoSys and Incyte entered into a collaboration and licensing agreement to further develop and commercialize Monjuvi globally. Monjuvi will be co-commercialized by Incyte and MorphoSys in the United States. Incyte has exclusive commercialization rights outside the United States.

A marketing authorization application (MAA) seeking the approval of tafasitamab in combination with lenalidomide in the EU has been validated by the European Medicines Agency (EMA) and is currently under review for the treatment of adult patients with relapsed or refractory DLBCL, including DLBCL arising from low grade lymphoma, who are not candidates for ASCT.

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in a number of ongoing combination trials.

Monjuvi® is a registered trademark of MorphoSys AG.

XmAb® is a registered trademark of Xencor, Inc.

About MorphoSys

MorphoSys is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 27 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has more than 500 employees. More information at www.morphosys.com

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep®, ENFORCER® and Monjuvi® are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding tafasitamab’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

Investor Contacts:

Dr. Anja Pomrehn

Senior Vice President

Tel: +49 (0) 89 / 899 27-26972

Anja.Pomrehn@morphosys.com

Dr. Julia Neugebauer

Director

Tel: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Media Contacts:

Jeanette Bressi

Director, US Communications

Tel: +1 617-404-7816

media@morphosys.com

Dr. Anca Ammon

Associate Director

Tel: +49 (0) 89 / 899 27-26738

media@morphosys.com